UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB/A

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO.1)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering	[ ]
Securities Act Rule 802 (Exchange Offer)	[X]
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	[ ]
Exchange Act Rule 14d-1 (c) (Third Party Tender Offer)	[ ]
Exchange Act Rule 14e-2(d) (Subject Company Response)	[ ]

Filed or submitted in paper if permitted by Regulation S-T Rule 101(b) (8)	[ ]

JK Holdings Co., Ltd.
(Name of Subject Company)

JK Holdings Co., Ltd.
(Translation of Subject Company’s Name into English (if applicable))

JAPAN
(Jurisdiction of Subject Company’s Incorporation or Organization)

JK Holdings Co., Ltd.
(Name of Person(s) Furnishing Form)

Common Stock
(Title of Class of Subject Securities)

N/A
(CUSIP Number of Class of Securities (if applicable))

Keiichiro Aoki
President and Representative Director
JK Holdings Co., Ltd.
Wood Land Tower 1-7-22 Shinkiba, Koto-ku, Tokyo, Japan 136-8405, (Tel: +81355343803)
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

N/A
(Date Tender Offer/Rights Offering Commenced)

PART I - INFORMATION SENT TO SECURITY HOLDERS

Item1.  Home Jurisdiction Documents

Exhibit 1: Notice of a Basic Agreement Concluded by JK Holdings and Hashimoto Sogyo Holdings for Launching a Discussion into Business Integration Through the Establishment of a Joint Holding Company (Share Transfer) *

Exhibit 2: Notice on Suspension of Discussions for Business Integration with Hashimoto Sogyo Holdings Ltd. and on Business Cooperation Between Japan Kenzai Co., Ltd. and Hashimoto Sogyo Ltd.

* Previously submitted on Form CB on April 24, 2017.

Item2.  Informational Legends

Included in the previously submitted document Exhibit 1 and the document attached hereto as Exhibit 2.

PARTII - INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

(1)  N/A
(2)  N/A
(3)  N/A

PART III - CONSENT TO SERVICE OF PROCESS

(1)  Form F-X was filed with the commission on April 24,2017.
(2) N/A

PART IV - SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

/s/ Keiichiro Aoki
(Signature)

Keiichiro Aoki |Representative Director and President of JK Holdings Co., Ltd.
(Name and Title)

September 26, 2017
(Date)